VGTel, Inc. CODE OF ETHICS

     VGTel Inc. has adopted a code of ethics that applies to our principal executive officer, and other executive officers we employ and all persons performing similar functions. Our Code of Ethics provides written standards that are reasonably designed to deter wrongdoing and to promote:

     (1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     (2) Full, fair, accurate, timely, and understandable disclosure in reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by the small business issuer;

     (3) Compliance with applicable governmental laws, rules and regulations;


     (4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and


     (5) Accountability for adherence to the code. We plan to:

     (1) File with the Commission a copy of our code of ethics that applies to our principal executive officer, or other officers in future, including principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to our annual report;


     (2) Post the text of such code of ethics on our Internet website and disclose, in our annual report, our Internet address and the fact that we have posted such code of ethics on our Internet website; or (3) Undertake in our annual report filed with the Commission to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.